Exhibit 99.1

Paris, July 5, 2006

Press release reporting the biannual situation of the ILOG/ODDO liquidity contract

Name: ILOG S.A.

Share capital: 18,453,296 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, 94250 Gentilly

On the liquidity contract entrusted to Oddo Midcap by ILOG, the following assets appeared on the liquidity account, as of June 30, 2006:

- Number of shares:	64,425
- Cash amount:	185,745.78€

When the contract was implemented, the following assets appeared on the liquidity account:

- Number of shares:	0
- Cash amount:	1,000,000.00 €

Since the press release reporting the last annual situation, the following assets were allocated to the liquidity contract:

- Number of shares purchased:	246,808
- Number of shares sold:	182,383

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com